ISSUER FREE WRITING PROSPECTUS

Dated February 13, 2020

Filed Pursuant to Rule 433

Registration No. 333-235442

MEDALIST DIVERSIFIED REIT, INC.

8.0% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

($25.00 LIQUIDATION PREFERENCE PER SHARE)

Final Term Sheet
February 13, 2020

Issuer:	Medalist Diversified REIT, Inc. (the “Issuer”)

Security:	8.0% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”)

Number of Shares:	200,000 shares (230,000 shares if the underwriters’ option to purchase additional Series A Preferred Stock is exercised in full)

Trade Date:	February 13, 2020

Settlement Date:	February 19, 2020 (T+3). The Issuer expects that delivery of the shares will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the trade date.

Public Offering Price:	$23.00 per share; $4,600,000 total (assuming the option to purchase additional Series A Preferred Stock is not exercised).

Underwriting Discount:	$1.84 per share; $368,000 total (assuming the option to purchase additional Series A Preferred Stock is not exercised).

Net Proceeds (after deducting applicable underwriting discounts and expenses):	$20.93 per share; $4,186,000 total (assuming the option to purchase additional Series A Preferred Stock is not exercised).

Dividend Rate:	8.0% per annum on the $25.00 liquidation preference (equivalent to $2.00 per annum per share).

Dividend Payment Date:	On or about the 25th day of each January, April, July and October, commencing on April 25, 2020. The first dividend payment will cover the period from, but excluding, February 19, 2020 to, but excluding, April 25, 2020.

Liquidation Preference:	$25.00 per share, plus an amount equal to all dividends accrued and unpaid (whether or not declared), if any, to, but not including, the date of payment.

Optional Redemption:	On and after February 19, 2022, the Series A Preferred Stock will be redeemable at the Issuer’s option for cash, in whole or in part, at any time or from time to time, at a price per share equal to $25.00, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date (unless the redemption date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for the accrued and unpaid dividend will be included in the redemption price), on each share of Series A Preferred Stock to be redeemed.

Mandatory Redemption:	The Series A Preferred Stock has a mandatory redemption date of February 19, 2025. We are not required to set aside funds to redeem the Series A Preferred Stock. Accordingly, the shares of Series A Preferred Stock will remain outstanding until redeemed on February 19, 2025, unless redeemed earlier.

Use of Proceeds:	We intend to contribute the net proceeds of this offering to our operating partnership in exchange for Series A Preferred Units and our operating partnership intends to use the net proceeds from this offering received from us to acquire additional properties, for working capital, for general corporate purposes, and to repay outstanding debt. In addition, we intend to use a portion of the net proceeds of this offering to place an amount equal to the first four quarterly dividends of the Series A Preferred Stock, or $371,111.11, into an irrevocable escrow account with such funds to be released to the holders of Series A Preferred Stock upon the declaration of such dividends.

Nasdaq Listing Symbol:	MDRRP

CUSIP:	58403P 204

ISIN:	US58403P2048

Book-Running Manager:	Aegis Capital Corp.

The Issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Aegis Capital Corp., 810 Seventh Avenue, New York, New York 10019, or by calling (212) 813-1010.